October 4, 2006

Via EDGAR

Ta Tanisha Henderson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: American Eagle Outfitters, Inc.

Comment Letter dated September 22, 2006

Form 10-K for Fiscal Year Ended January 28, 2006

Filed April 5, 2006

Forms 10-Q for Fiscal Quarters Ended April 29 and July 29, 2006

File No. 0-23760

Dear Ms. Henderson:

American Eagle Outfitters, Inc. (the "Company") respectfully responds to the comments in your letter dated September 22, 2006 as set forth below. Our fiscal year ended January 28, 2006 is referred to as "Fiscal 2005," our fiscal year ended January 29, 2005 is referred to as "Fiscal 2004" and our current fiscal year ending February 3, 2007 is referred to as "Fiscal 2006." The numbered paragraphs in this letter correspond to the numbers contained in your letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Consolidated Statements of Operations, page 28

  Comment: Please tell us and disclose in future filings what items are included in the line item Other Income, net. Additionally, please tell us what specifically caused the significant increase in that balance between fiscal years 2004 and 2005 and between the six months ended July 30, 2005 and the six months ended July 29, 2006.

  Response: Other income, net includes interest income, interest expense and foreign currency transaction gain/loss. Additionally, beginning in the second quarter of Fiscal 2006, other income, net includes gift card service fee income.

  In future filings, the Company will include the following disclosure as a Significant Accounting Policy in Note 2 of the Notes to the Consolidated Financial Statements and update the appropriate amounts accordingly:

  Other Income, net

  Other income, net consists primarily of interest income as well as interest expense and foreign currency transaction gain/loss. Additionally, during the three and six months ended July 29, 2006 the Company reclassified its gift card service fee income of $0.5 million and $1.1 million, respectively. These amounts were previously recorded within selling, general and administrative expenses, but are now recorded within other income, net. As part of this reclassification, prior year service fee income amounts have been reclassified for comparative purposes ($0.4 million and $1.0 million for the three and six months ended July 30, 2005, respectively).

  The following table presents the components of other income, net for Fiscal 2005 and Fiscal 2004:

	For the Years Ended
(In thousands)	January 28, 2006	January 29, 2005	Increase (decrease)
Interest income	$17,190	$7,248	$9,942
Interest expense	(1,015)	(2,153)	(1,138)
Foreign currency transaction loss	(290)	(966)	(676)
Other income, net	$15,885	$4,129	$11,756

  The approximate $11.8 million increase in the other income, net balance between Fiscal 2004 and Fiscal 2005 was primarily due to an increase in interest income of approximately $10.0 million. This increase in interest income is attributable to an overall increase in our cash and investment balances of $223.3 million and improved investment returns. This was disclosed in MD&A contained in the Fiscal 2005 Form 10-K. Additionally, interest expense was lower by approximately $1.1 million and losses related to foreign currency transactions were lower by approximately $0.7 million between Fiscal 2004 and Fiscal 2005.

  The following table presents the components of other income, net for the six months ended July 29, 2006 and July 30, 2005:

	For the Six Months Ended
(In thousands)	July 29, 2006	July 30, 2005	Increase (decrease)
Interest income	$17,306	$7,835	$9,471
Interest expense	(341)	(395)	(54)
Foreign currency transaction loss	(982)	(15)	967
Gift card service fee income	1,081	964	117
Other income, net	$17,064	$8,389	$8,675

  The approximate $8.7 million increase in the other income, net balance between the six months ended July 30, 2005 and the six months ended July 29, 2006 was primarily due to an increase in interest income of approximately $9.5 million. This increase in interest income is attributable to an overall increase in our cash and investment balances of $180.6 million and improved investment returns. This was disclosed in MD&A contained in the Form 10-Q for the second quarter of Fiscal 2006. Additionally, interest expense was lower by approximately $0.1 million and gift card service fee income increased by approximately $0.1 million. An approximate $1.0 million increase in losses related to foreign currency transactions partially offset the aforementioned improvements in other income, net.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 32

Cash and Cash Equivalents and Short-term Investments, page 36

  Comment: Please explain how you determined that your categorization of variable rate demand notes as short-term investments from cash and cash equivalents is a reclassification, as opposed to a change in accounting. In this regard, include in your response what information became available in the current year that led to your conclusions.

  Response: Prior to the issuance of the Company's Fiscal 2005 Form 10-K, the Company received guidance from the national accounting firms discussing the classification of variable rate demand notes under SFAS No. 95, Statement of Cash Flows, and SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. In response to this guidance, the Company performed an analysis of its variable rate demand note investments. As a result of this analysis, the Company determined that its variable rate demand notes should be classified as short-term investments rather than cash and cash equivalents due to the fact that the Company relies on a third party, not the issuer, to provide liquidity in the event of a put of these notes. Therefore, the Company cannot assume immediate liquidity of three months or less.

  For Fiscal 2005, the Company correctly recorded $82.5 million of variable rate demand notes in short-term investments. For Fiscal 2004, the Company reclassified $55.7 million of variable rate demand notes from cash and cash equivalents to short-term investments. The Company acknowledges that this reclassification is technically a correction of an error in accordance with APB No. 20, Accounting Changes, and that the reclassification was fully disclosed in the Fiscal 2005 Form 10-K. The Company performed a materiality analysis in accordance with SAB No. 99, Materiality, and determined that the amounts reclassified were immaterial for restatement purposes.

  In assessing materiality from a qualitative standpoint, the Company considered, among other things, that the error did not result in non-compliance with any covenants or regulatory requirements, and did not have a material impact on financial statement trends, liquidity or earnings. From a quantitative standpoint, the Company noted that the error had no impact on net income reported in the Fiscal 2004 Consolidated Statement of Operations, nor did it impact current assets, total assets or working capital reported in the Fiscal 2004 Consolidated Balance Sheet. Additionally, there was no impact on net cash provided by operating activities from continuing operations and an immaterial impact on net cash used for investing activities from continuing operations reported in the Fiscal 2004 and Fiscal 2003 Consolidated Statements of Cash Flows. The impact of this error on net cash used for investing activities from continuing operations for Fiscal 2004 and Fiscal 2003 was an increase of approximately 2% and 1%, respectively.

Merchandise Inventory, page 37

  Comment: Please clarify for us and revise your disclosure in future filings to state whether you record merchandise at the shipping, destination, or some other point. In this regard, "FOB port" does not make this clear to readers.

  Response: In future filings, the Company will revise its disclosure regarding the point at which it records merchandise as follows:

  The Company records merchandise receipts at the time merchandise is delivered to the foreign shipping port by the manufacturer (FOB port). This is the point at which title and risk of loss transfer to the Company.

  Additionally, please refer to the response to comment 4 below.

  Comment: Please fully describe to us the upgrades you made to your merchandise systems. We note that previously inventory was recorded when it arrived at one of your deconsolidation centers. Please tell us if the company assumed risk of loss and title when shipped by the manufacturer or when received by the company. Further, please tell us if the deconsolidation centers are where the company received the merchandise. Additionally, please tell us and revise future filings to disclose how this change was accounted for within the context of APB 20, Accounting Changes.

  Response: The Company assumes risk of loss and title at the time merchandise is delivered to the foreign shipping port by the manufacturer (FOB port). The deconsolidation centers in the United States are the first point at which the Company has physical possession of the merchandise.

  During Fiscal 2005, the Company introduced enhancements to its inventory tracking system, which allowed visibility into the flow of merchandise beginning at the foreign shipping port. With these enhancements, this information became accessible on a timely basis and was determined to be reliable for financial reporting purposes. The enhancements consisted of a new system interface that matched the date that merchandise arrived at the foreign shipping port to the date on the electronic invoice received from the manufacturer. This interface allowed the Company to validate the date on the invoice, thereby providing a reliable and timely source of in-transit merchandise amounts.

  Accordingly, amounts as of January 28, 2006 were correctly reported in the Company's Fiscal 2005 Form 10-K. Amounts of inventory in-transit for prior periods were historically not available when prior years' Form 10-Ks were prepared due to a lack of reliable information needed to prepare an estimate. The Company acknowledges that this adjustment is technically a correction of an error in accordance with APB No. 20, Accounting Changes, and that the adjustment was fully disclosed in the Fiscal 2005 Form 10-K. The Company performed a materiality analysis in accordance with SAB No. 99, Materiality, and determined that the amounts adjusted were immaterial for restatement purposes.

  In assessing materiality from a qualitative standpoint, the Company considered, among other things, that the error did not result in non-compliance with any covenants or regulatory requirements, and did not have a material impact on financial statement trends, liquidity or earnings. From a quantitative standpoint, the Company noted that the error had no impact on net income reported in the Fiscal 2004 Consolidated Statement of Operations or working capital reported in the Fiscal 2004 Consolidated Balance Sheet, nor did it have a material impact on current assets or total assets reported in the Fiscal 2004 Consolidated Balance Sheet. The impact of this error on current and total assets was an increase of approximately 4% and 3%, respectively. Additionally, there was no affect on net cash provided by operating activities from continuing operations or net cash flows reported in the Fiscal 2004 and Fiscal 2003 Consolidated Statements of Cash Flows.

  The Company has disclosed the amounts and reason for the prior period adjustments in Note 2 of the Notes to the Consolidated Financial Statements contained in its Fiscal 2005 Form 10-K and subsequent Form 10-Qs filed with the SEC. The Company will continue to make this disclosure in the remaining Fiscal 2006 Form 10-Q.

Gift Cards, page 42

  Comment: Please tell us your basis for recording gift card service fees within selling, general & administrative expenses and what consideration you gave to recording the fees as other income.

  Response: As noted in response to comment 1, during the three and six months ended July 29, 2006 the Company reclassified its gift card service fee income of $0.5 million and $1.1 million, respectively, from selling, general and administrative expenses to other income, net. As part of this reclassification, prior year service fee income amounts have been reclassified in order to conform to the current year presentation. The Company has performed a materiality analysis in accordance with SAB No. 99, Materiality, and determined that the $2.4 million gift card service fee income amount for Fiscal 2005 is immaterial. Prior period amounts will be reclassified to other income, net when presented in future filings.

Note 3. Related Party Transactions, page 44

  Comment: Please tell us your basis in GAAP for netting proceeds and costs of sell-offs together in cost of sales and the respective amounts for the years ended January 28, 2006 and January 29, 2005. Additionally, please include this item in your discussion of gross margin and the components of cost of sales in MD&A.

  Response: The Company acknowledges that the presentation of proceeds and costs of sell-offs on a gross basis is in accordance with GAAP. However, the Company has historically netted the proceeds and costs of sell-offs together in cost of sales on the basis that sell-offs are similar to merchandise markdowns.

  The Company believes that the gross amount of proceeds and sell-offs are immaterial as they represent less than 1% of the net sales line item and less than 2% of the cost of sales line item, as reported in the Fiscal 2005 and Fiscal 2004 Consolidated Statements of Operations presented in the Fiscal 2005 Form 10-K. Beginning in the second quarter of Fiscal 2004, the Company no longer has sell-offs with related parties and believes that the amounts of sell-offs to related parties in prior years are immaterial. For Fiscal 2005, $14.5 million of proceeds were netted with $18.8 million of costs related to sell-offs, and the resulting $4.3 million net loss was recorded as an increase to cost of sales. For Fiscal 2004, the Company received $15.6 million in proceeds and recorded $16.2 million of costs related to sell-offs. The resulting $0.6 million net loss was recorded as an increase to cost of sales for Fiscal 2004.

  As the Company believes that the gross amounts are immaterial to both net sales and cost of sales, and do not otherwise distort the trend of gross profit, it does not feel that it is necessary to include discussion of the item in MD&A. Prospectively, the Company will present proceeds and cost of sell-offs on a gross basis in net sales and cost of sales, respectively, in accordance with GAAP.

Item 9A Controls and Procedures, page 57

  Comment: We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise to state clearly, if true, that 1) your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and 2) that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

  Response: In future filings, the Company will revise its disclosure in the first paragraph of Item 9A to state the following:

  We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the management of American Eagle Outfitters, Inc. (the "Management"), including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

  Additionally, in future filings the Company will revise the conclusion of its principal executive officer and principal financial officer in the second paragraph of Item 9A to state, if true, that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

  The Company confirms that the conclusion regarding effectiveness of its disclosure controls and procedures would not change had such disclosures been included in Item 9A of its Fiscal 2005 Form 10-K.

Form 10-Q for Fiscal Quarter Ended April 29, 2006

Note 2. Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 7

  Comment: Please clarify for us the revenue recognition policy for your e-commerce sales. We note that on page 41 of the Form 10-K for the year ended January 28, 2006, disclosures indicate that you record revenue at the time the goods are shipped. However, the Form 10-Q for the quarter ended April 29, 2006 discloses that you record revenue based upon the estimated customer receipt date of the merchandise. If you have changed your policy subsequent to filing the Form 10-K for the year ended January 28, 2006, please disclose this in the footnotes to the financial statements of your next Form l0-Q. If the change had a material impact on net income, the appropriate discussion should be included in the MD&A. Additionally, tell us why the estimated receipt date is preferable to the point of shipment based on the criteria of SAB 104.

  Response: During the first quarter of Fiscal 2006, the Company changed its revenue recognition policy for e-commerce sales. These sales had previously been recorded at the time the goods were shipped to the customer. However, they are now recorded upon the estimated customer receipt date of the merchandise. The Company will include the following disclosure regarding the change in its next Form 10-Q:

  The Company's e-commerce operation records revenue upon the estimated customer receipt date of the merchandise. Prior to Fiscal 2006, these amounts were recorded at the time the goods were shipped. Amounts for prior periods were not adjusted to reflect this change as the amounts were determined to be immaterial.

  At the end of Fiscal 2004, e-commerce sales of $0.7 million were recognized at the time of shipment, but should have been deferred until the estimated time of customer receipt in the first quarter of Fiscal 2005. On a quarterly basis during Fiscal 2005, average e-commerce sales of $0.9 million were recorded at the time of shipment but should have been deferred until the estimated time of customer receipt in the following quarter. Had prior periods been adjusted for the change in the Company's revenue recognition policy for e-commerce sales, net income for Fiscal 2005 would have decreased by $0.1 million and the impact on the individual quarters of Fiscal 2005 would have also been deminimis. As the change in the policy did not have a material impact on net income, the Company does not feel that it is necessary to include discussion of the change in MD&A.

  Based on the criteria of SAB No. 104, Revenue Recognition, the Company believes that it is preferable to record revenue for e-commerce sales at the estimated customer receipt date rather than the time of shipment. The interpretative response to item A.3.a. of SAB Topic 13, Revenue Recognition, indicates that the staff believes that delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership of the products. As the Company ships e-commerce merchandise to its customers FOB customer delivery site, delivery is not considered to have occurred until the product is delivered to the customer's delivery site and revenue should not be recorded until such time.

Form 10-Q for Fiscal Quarter Ended July 29, 2006

Note 2. Summary of Significant Accounting Policies, page 6

Cash and Cash Equivalents, Short-term Investments and Long-term Investments, page 8

  Comment: Please revise your disclosures in future filings to include your accounting policy for trading securities.

Response: The Company currently has no trading security investments. The Company will revise its disclosure in future filings to include its accounting policy for trading securities, as appropriate, when future investments in trading securities are recorded and are deemed material.

As requested, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or require further information, please contact the undersigned at (724) 776-4857.

Thank you for your assistance with this matter.

Very truly yours,

/s/ Joan Holstein Hilson

Joan Holstein Hilson

Executive Vice President and Chief Financial Officer, AE Brand